SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **October 20, 2004**

ALLETE, Inc.
(Exact name of Registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02   RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

On October 22, 2004 ALLETE, Inc. (ALLETE) issued a press release announcing 2004 third quarter earnings which is attached to this Current Report on Form 8-K as Exhibit 99 and incorporated herein by reference in its entirety. The information is being furnished pursuant to Item 2.02. Results of Operations and Financial Condition. This information, including Exhibit 99 attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ITEM 5.02   DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

Effective October 20, 2004 Madeleine W. Ludlow was elected to serve on ALLETE's Board of Directors until the 2005 Annual Meeting of Shareholders of the Company and to serve on the audit committee. Ms. Ludlow, 50, most recently held senior management positions at Cadence Network, Inc., a Cincinnati-based energy services company. Ludlow also held senior management positions with Cinergy Corporation, Public Service Enterprise Group Incorporated and Morgan Stanley & Co.

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement our strategic objectives;
- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, and various county regulators and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs);
- unanticipated effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed in Item 7 under the heading "Factors that May Affect Future Results" beginning on page 46 of ALLETE's 2003 Form 10-K. Risk factors associated with our Automotive Services business are no longer applicable to ALLETE as that business was spun-off as of September 20, 2004. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2003 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

October 22, 2004

/s/ James K. Vizanko
James K. Vizanko
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

**Exhibit
Number**

99 - ALLETE News Release dated October 22, 2004 announcing 2004 third quarter earnings.





Exhibit 99

For Release: October 22, 2004
Contact: Eric Olson
218-723-3947
eolson@allete.com

Investor Contact: Tim Thorp
218-723-3953
tthorp@allete.com

NEWS

ALLETE REPORTS THIRD QUARTER RESULTS; RAISES 2004 EARNINGS GUIDANCE FOR CONTINUING OPERATIONS

DULUTH, Minn.—ALLETE, Inc. (NYSE: ALE) today reported 2004 year-to-date income from continuing operations of $23.2 million. Excluding a one-time charge of $10.9 million for the early repayment of debt in the third quarter, income from continuing operations was $34.1 million compared to $25.6 million for the first three quarters of 2003.

Based on its year-to-date performance and fourth quarter projections, ALLETE has raised its expectation for income from continuing operations (excluding the aforementioned one-time charge) to approximately $38 million for 2004, an increase of 28 percent over 2003.

The debt prepayment charge was incurred as a result of an early retirement of $125 million of long-term debt in July as ALLETE recapitalized in preparation for the spin-off of ADESA. Year-to-date interest expense decreased by about $7 million after-tax compared with the same period last year. Interest was reduced as a result of the debt retired in July and because proceeds of Water Services asset sales were applied to debt repayment in late 2003 and early 2004.

"We are very pleased with how this year is progressing," said ALLETE President and CEO Don Shippar. "Power sales to Minnesota Power's industrial customers have shown healthy increases and our real estate business in Florida is having another solid year of financial performance. The strong operating results, combined with significantly lower interest expense than last year, have helped us absorb anticipated expense increases and an impairment charge associated with our emerging technology portfolio."

ALLETE's quarterly income from continuing operations was primarily affected by the debt prepayment charge. Excluding the charge, income from continuing operations was slightly less than the $10.9 million recorded last year. Energy sales to Minnesota Power industrial customers rose 13 percent from the third quarter of 2003. Compared with last year, the regulated utility business incurred higher pension expense, increased costs associated with a plant outage at Square Butte, and lower power sales to other power suppliers—all of which were anticipated. "All in all, financial results for the regulated utility business exceeded our expectations for the quarter," Shippar said.

Income from discontinued operations includes earnings from ADESA up until its spin-off to ALLETE shareholders on September 20, 2004, ALLETE expenses related to the spin-off, earnings from operations at the Water Services business and gains from the sales of Water Services assets.

A change in an accounting principle used to account for ALLETE's emerging technology investment portfolio led to a $7.8 million retroactive non-cash charge. The charge, recorded in year-to-date results, reflects the change to the equity method of accounting from the cost method for these investments.

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has significant real estate holdings in Florida. More information about the company is available on ALLETE's Web site at www.allete.com.

###

www.allete.com

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended September 30, 2004 and 2003
Millions Except Per Share Amounts

	Quarter Ended		Nine Months Ended	
	2004	2003	2004	2003
Operating Revenue	$183.2	$170.1	$582.7	$530.3
Operating Expenses				
Fuel and Purchased Power	71.9	64.9	218.0	197.2
Operating and Maintenance	69.0	55.3	221.3	194.7
Depreciation	12.3	12.6	37.2	38.4
Taxes Other than Income	6.7	7.1	21.5	22.7
Total Operating Expenses	159.9	139.9	498.0	453.0
Operating Income from Continuing Operations	23.3	30.2	84.7	77.3
Other Income (Expense)				
Interest Expense	(7.5)	(13.2)	(25.7)	(38.0)
Other	(18.4)	0.5	(21.4)	2.4
Total Other Expense	(25.9)	(12.7)	(47.1)	(35.6)
Income (Loss) from Continuing Operations Before Income Taxes	(2.6)	17.5	37.6	41.7
Income Tax Expense (Benefit)	(2.0)	6.6	14.4	16.1
Income (Loss) from Continuing Operations Before				
Change in Accounting Principle	(0.6)	10.9	23.2	25.6
Income from Discontinued Operations – Net of Tax	13.7	36.7	79.3	110.7
Change in Accounting Principle – Net of Tax	–	–	(7.8)	–
Net Income	$ 13.1	$ 47.6	$ 94.7	$136.3
Average Shares of Common Stock				
Basic	28.5	27.7	28.3	27.5
Diluted	28.6	27.8	28.5	27.6
Basic Earnings (Loss) Per Share of Common Stock				
Continuing Operations	$(0.03)	$0.40	$0.82	$0.93
Discontinued Operations	0.48	1.32	2.80	4.02
Change in Accounting Principle	–	–	(0.28)	–
	$0.45	$1.72	$3.34	$4.95
Diluted Earnings (Loss) Per Share of Common Stock				
Continuing Operations	$(0.02)	$0.40	$0.82	$0.93
Discontinued Operations	0.47	1.31	2.78	4.00
Change in Accounting Principle	–	–	(0.27)	–
	$0.45	$1.71	$3.33	$4.93
Dividends Per Share of Common Stock	$0.8475	$0.8475	$2.5425	$2.5425

ALLETE, Inc.
Consolidated Balance Sheet
Millions

	Sept. 30, 2004	Dec. 31, 2003		Sept. 30, 2004	Dec. 31, 2003
Assets			**Liabilities and Shareholders' Equity**		
Current Assets	$ 302.6	$ 225.0	Current Liabilities	$ 74.7	$ 185.5
Property, Plant and Equipment	885.0	919.3	Long-Term Debt	389.5	514.7
Investments	190.6	170.1	Other Liabilities	314.0	321.9
Discontinued Operations	8.0	1,724.0	Discontinued Operations	8.7	619.0
Other	63.1	62.9	Shareholders' Equity	662.4	1,460.2
Total Assets	$ 1,449.3	$ 3,101.3	**Total Liabilities and Shareholders' Equity**	$ 1,449.3	$ 3,101.3

ALLETE, Inc.	Quarter Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Net Income				
Millions				
Regulated Utility	$ 9.5	$12.2	$32.1	$ 30.5
Nonregulated Energy Operations	1.5	2.8	2.6	3.2
Real Estate	1.6	1.9	14.8	11.3
Other	(13.2)	(6.0)	(26.3)	(19.4)
Income (Loss) from Continuing Operations	(0.6)	10.9	23.2	25.6
Income from Discontinued Operations	13.7	36.7	79.3	110.7
Change in Accounting Principle	–	–	(7.8)	–
Net Income	$13.1	$47.6	$94.7	$136.3
Diluted Earnings (Loss) Per Share				
Continuing Operations	$(0.02)	$0.40	$ 0.82	$0.93
Discontinued Operations	0.47	1.31	2.78	4.00
Change in Accounting Principle	–	–	(0.27)	–
	$ 0.45	$1.71	$ 3.33	$4.93
Statistical Data				
Kilowatthours Sold				
Millions				
Regulated Utility				
Retail and Municipals				
Residential	233.7	250.2	772.8	787.0
Commercial	334.7	347.5	960.9	963.5
Industrial	1,736.9	1,535.6	5,273.7	4,909.2
Municipals	211.1	231.8	613.9	636.9
Other	19.9	20.5	57.9	59.3
	2,536.3	2,385.6	7,679.2	7,355.9
Other Power Suppliers	260.2	504.4	645.8	1,012.5
	2,796.5	2,890.0	8,325.0	8,368.4
Nonregulated Energy Operations	349.4	400.4	1,198.0	1,100.6
	3,145.9	3,290.4	9,523.0	9,469.0

Notes

On September 20, 2004 ALLETE's common stock was split one-for-three. All common share and per share amounts have been adjusted for all periods to reflect the one-for-three reverse stock split.